June 23, 2023

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549
Re:	Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066

Dear Sir or Madam:

On behalf of Northern Lights Fund Trust IV, a registered investment company (the “Trust”), we hereby submit via electronic filing Post-Effective Amendment No. 314 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is register shares of the Brookstone Dividend Stock ETF, Brookstone Growth Stock ETF, Brookstone Value Stock ETF, Brookstone Intermediate Bond ETF, Brookstone Ultra-Short Bond ETF, Brookstone Active ETF, Brookstone Opportunities ETF and Brookstone Yield ETF, each a proposed series of the Trust.

If you have any questions, please contact Bibb L. Strench at (202) 973-2727 or me at (614) 469-3215.

Very truly yours,

/s/ Zeynep D. Kart

Zeynep D. Kart

Zeynep.Kart@ThompsonHine.com Direct: 614. 469.3215